Exhibit (e)(12)

PRIVATE & CONFIDENTIAL

DATED: 2 January 2013

DAVID COOK

and

BIOTIE THERAPIES CORP.

EXECUTIVE SERVICE AGREEMENT

1. Appointment	1

2. Duration of the Employment	1

3. Scope of the Employment	3

4. Hours and place of work	5

5. Obligations of the Executive	5

6. Remuneration	6

7. Benefits and Share Options	6

8. Expenses	8

9. Holiday	8

10. Pension, life and other insurance arrangements	8

11. Taxes and social security contributions	9

12. Incapacity	9

13. Termination with immediate effect	10

14. Amalgamation / Reconstruction	11

15. Offices and Return of Company Property	12

16. Confidentiality and Inventions	12

17. Non-competition and non-solicitation obligations	14

18. Notice	17

19. Former Service Agreements	17

20. General	17

21. Interpretation	19

22. Choice of Law and submission to jurisdiction	20

THIS AGREEMENT is made on:

BETWEEN:

(1)

BIOTIE THERAPIES CORP. Business-ID number 1475830-6, a public limited company registered and organised under the laws of Finland, having its registered office at the premises of Tykistökatu 6 A 20520 Turku, Finland (the “Company”); and

(2)	DAVID COOK of The Old Mill, Nether Winchendon, Buckinghamshire, HP18 0DY, United Kingdom

WHEREAS the Nomination and Remuneration Committee of the Board of Directors of the Company (the “Board”) has approved the terms of this Agreement under which the Executive is to be employed (the “Employment”).

IT IS AGREED as follows:

1.	Appointment

1.1.

The Company shall employ the Executive and the Executive shall serve the Company as Chief Financial Officer (or such other role as the Board and/or the President and CEO may from time to time determine which is reasonably commensurate with the Executive’s skills and experience)

1.2.	The Executive shall report to the President and CEO of the Company, or such other senior employee of the Company as the CEO may appoint.

2.	Duration of the Employment

2.1.

The Employment shall commence on 25 February 2013 conditional upon the Executive’s providing the Company with such documents as it reasonably requires to establish his/her right to work lawfully in the United Kingdom. Subject to clauses 2.3 and 13 below the Employment shall continue unless or until terminated by either party giving to the other notice in accordance with clause 2.2 below.

2.2.

Subject to clause 13, the Employment may be terminated by the Company giving the Executive six months’ prior written notice and by the Executive giving the Company three months’ prior notice in writing.

2.3.

Subject to clause 13, the Company may choose to terminate the Employment at any time and to make the Executive a payment of basic salary (and the value of all benefits, or the continuation thereof) in lieu of any outstanding period of notice. Such payment will be paid net of tax, employee national insurance contributions and any other deductions required by law.

2.4.

In the event that the Company terminates the Employment for reasons of redundancy the Company will, in addition to any payment due to the Executive under clause 2.3 and any entitlement the Executive may have to statutory or company redundancy pay, pay to the Executive a sum equivalent to three months’ salary at the date of termination of employment (the “Termination Date”), such payment to be made within one month of the Termination Date, and subject to such deductions as may be required by law. This payment is conditional on the Executive first signing a Compromise Agreement (or other type of Settlement Agreement) in such form as the Company may specify

2.5.

At any time during any period of notice of termination served in accordance hereunder (whether given by the Company or the Executive), the Company shall have the right at its absolute discretion to assign no duties, reduced duties or alternative duties to the Executive, regardless of whether such duties are commensurate with the Executive’s seniority and status within the Company, and shall be entitled to require the Executive to act at the direction of the Company including the right to exclude him/her from its premises and those of any other Group Company and/or prevent the Executive from discussing the Company’s affairs with the employees, agents, clients or customers of the Company or any Group Company. If the Company exercises its rights under this clause, the Executive’s entitlement to salary and any other contractual benefits he/she is receiving at the time shall continue. If the Company is not providing the

Executive with benefits, but rather an allowance towards the cost of purchasing benefits, then such allowance shall continue to be paid during the notice period. For the avoidance of doubt, at all times during any period of notice of termination served in accordance hereunder (whether given by the Company or the Executive), the Executive shall continue to be bound by his/her obligations of loyalty and good faith, and may be not be employed or engaged by any other company, firm or business, or trade on his/her own account, without the Company’s written consent. During the “garden leave” period, the Executive will, at the Company’s request, resign from any and all offices held by him/her in the Company, or any Group Company or as nominee on their behalf and shall cease to attend board meetings.

2.6.	The Executive’s period of continuous employment shall begin on 25 February 2013. No employment with a previous employer counts towards the Executive’s period of continuous employment.

2.7.

The Executive represents and warrants that he/she is not bound by or subject to any court order, agreement, arrangement or undertaking which in any way restricts or prohibits him/her from entering into this Agreement or from performing his/her duties under it.

3.	Scope of the Employment

3.1.	The Executive shall be employed as Chief Financial Officer of the Company in which position he/she shall:

(a)	devote the whole of his/her working time, attention and skill to his/her duties except during holidays and periods of absence due to ill health;

(b)

faithfully and diligently perform such duties and exercise such powers consistent with his/her position as may from time to time be assigned to or vested in him/her by the Board or by the President & CEO of the Company or otherwise required of him/her by virtue of the code of best practice regarding corporate governance appended to the Finnish

Companies Act or the applicable stock exchange regulations. For the avoidance of doubt and unless otherwise expressly agreed in writing, the Executive shall not have power to conclude contracts on behalf of the Company;

(c)	comply with the reasonable and lawful directions of the President & CEO;

(d)	not at any time during the Employment engage in any activities which are or may be harmful to the interests of the Company, financial or otherwise.

3.2.	The Executive shall if and so long as the Company requires (and without any further remuneration than that specified in this Agreement):

(a)	carry out the duties of his/her position on behalf of any Group Company;

(b)	act as an officer of any Group Company.

The Executive consents to the Company processing both personal data and sensitive personal data (the latter includes data relating to the Executive’s physical or mental health or any criminal convictions), for all purposes relating to the Executive’s employment In particular the Executive agrees that the Company can hold and process personal and sensitive personal data to pay and review his/her remuneration, provide and administer any benefits extended to the Executive during the Employment, provide information to HM Revenue & Customs, (or other taxation authorities), the police, other regulatory bodies, the Company’s legal advisers, external payroll or benefit providers and potential purchasers of the Company or any business area in which the Executive works, administer and maintain personnel records (including sickness and other absence records), carry out performance reviews, give references to future employers, provide management with information to be used for such matters as budgeting and other staff planning purposes, and transfer personal and sensitive personal data concerning The Executive to other Group Companies which may be located in a country outside the EEA.

4.	Hours and place of work

4.1.

The Executive shall except during holidays and periods of absence due to ill health, work during the normal business hours of the Company, which are 9.00am to 5.30pm Monday to Friday and shall work such further hours, without additional remuneration, as are reasonably necessary for the proper and efficient performance of his/her duties. The Executive agrees that the limit on average weekly working time set out in Regulation 4(1) of the Working Time Regulations 1998 will not apply to him/her, although the Executive may withdraw this consent on giving the Company three months prior written notice.

4.2.

The Executive will initially work from his/her home office although he/she agrees that if the Company establishes an office within a radius of 50 miles from his home, the Company may require him to change his place of work to such office, or any other office of the Company within the same radius. In addition, the Executive will comply with all reasonable requests to travel on the business of the Company or any Group Company anywhere in the world on reasonable notice. Unless otherwise agreed in writing, the Executive shall not hold business meetings at his/her home or represent to third parties that his/her home is the Company’s office in the UK.

5.	Obligations of the Executive

5.1.

Without prejudice to clause 3.1(a) the Executive shall not, without the prior written consent of the President and CEO, during the Employment hereunder, engage or be concerned or interested directly or indirectly in any other business or investment competing with the Company or which is likely to give rise to a conflict of interest with his/her duties for the Company or which otherwise interferes with the efficient performance of those duties. For the avoidance of doubt, if the Executive wishes to accept a non-executive directorship of any company he shall first seek the consent of the President and CEO. Consent would not be given for directorships in any competing company, which give rise to any conflict of interest with the Executive’s duties for the Company and/or which interfere with the efficient performance of the Executive’s duties but otherwise consent will not be unreasonably refused.

6.	Remuneration

6.1.

The Company shall pay to the Executive a salary of GBP 200,000 per year, payable on or about the Company’s normal payroll day each month. The salary shall be reviewed on an annual basis on or about the anniversary of the commencement date of the Employment. Such review is at the Company’s discretion and salary rises are not guaranteed and are likewise discretionary.

6.2.	The remuneration specified above shall be deemed to accrue from day to day.

6.3.

The Company will pay the Executive a bonus of such amount and at such intervals as the Company may in its absolute discretion determine, taking into account specific performance targets to be agreed between the Executive and the Company from time to time. Without offering any guarantee or promise as to the level of bonus, historically where targets have been achieved by members of the management team and subject to the Company’s overall financial performance, bonuses have been in the region of 80% of base salary and are subject to income tax and employee national insurance contributions.

6.4.

The Company may deduct from the Executive’s wages, (including Company Sick Pay) any sums owing from the Executive to the Company; any overpayment of salary or expenses or payment made to the Executive by mistake or through misrepresentation, any other sums required to be deducted by law (such as income tax and employee national insurance), sums authorised to be deducted by Section 13 of the Employment Rights Act 1996 and at the end of each holiday year, an amount in respect of salary paid during holiday taken in excess of the Executive’s entitlement.

7.	Benefits and Share Options

7.1.	For the duration of the Executive’s employment, the Company shall pay the Executive the sum of £12,000 per annum, in equal monthly instalments, less income tax and employee national insurance, to enable the Executive to purchase private medical insurance, life insurance and permanent health insurance with a provider of his choosing. In the event that the Company introduces one or more of the following UK applicable plans, namely (a) a private medical insurance plan, (b) a life insurance plan, which pays the Executive’s dependents a sum equal to four times the Executive’s salary if the Executive dies during the term of the Employment, and (c) a permanent health insurance plan, offering 50% of salary if the Executive qualifies for payments under the plan less any applicable deductions, the Company may invite the Executive to participate in the relevant plan or plans. The Company may on the later of (a) the date the invitation is accepted, if entry to the Company plan is immediate, or (b) if the Executive accepts the invitation, the date any conditions to participation in the relevant company plan have been completed, (the Executive agreeing to use reasonable expedition to achieve conditions dependent on his own input), stop paying the entire allowance if all three plans are introduced, or may deduct from the allowance such amount as the Executive had been paying for the relevant benefit(s) which the Company is seeking to replace. The Executive’s participation in the said Company plans would be subject to the rules of the plans as amended from time to time. For the avoidance of doubt, the Executive is under no obligation to accept the Company’s invitation to join any Company plan, and may continue to draw the allowance.

7.2.

The Company shall provide the Executive with all equipment necessary to perform his/her duties, including a smart mobile phone, laptop computer, letter quality printer/scanner and broad-band connection. The Company shall pay all expenses relating to this equipment, or at its option, reimburse the Executive for the cost following production by the Executive of supporting receipts and vouchers.

7.3.

On the date the Executive signs this Agreement, he will be granted 200,000 options pursuant to the Company’s European Option Program 2011B. For 2013 he will be eligible for up to a maximum of 400,000 options pursuant to the

Company’s European Option Program 2011C. Any options granted are subject to the rules of the relevant stock option plan and the terms of the grant, including the rules on vesting and the achievement of performance conditions.

8.	Expenses

8.1.

The Company shall reimburse the Executive in respect of all expenses reasonably incurred by him/her in the proper performance of his/her duties, in accordance with the rules of Company policy in force from time to time.

9.	Holiday

9.1.

In addition to English public holidays, the Executive shall be entitled to 25 days paid annual leave in each calendar year. This holiday entitlement shall be calculated on a pro rata basis in the calendar year in which the Employment starts or finishes. Annual leave shall be taken at such time or times as may be agreed between the Executive and the President and CEO.

10.	Pension, life and other insurance arrangements

10.1.

During the Employment, the Company shall make employer pension contributions in a sum equal to 8% of the Executive’s monthly basic salary, in equal monthly instalments, to a private pension plan nominated by the Executive, subject to the terms of the plan as amended from time to time.

10.2.

During the Employment the Company shall maintain in respect and for the benefit of the Executive and shall pay contributions in respect of personal travel and accident insurance cover at levels reasonably considered appropriate by the President and CEO. During the Employment the Executive shall be entitled to be covered by a policy of directors’ and officers’ liability insurance on terms no less favourable than those in place from time to time for other members of the management team.

11.	Taxes and social security contributions

11.1.	The Company has a payroll provider in the UK which has been instructed to make appropriate payroll deductions from the Executive’s pay as required by law.

12.	Incapacity

12.1.

If the Executive shall be prevented by ill health, accident or other incapacity from properly performing his/her duties hereunder he/she shall notify the Company’s HR Department as early as possible and in any event by 9.00am UK time on the first working day of absence and shall furnish the HR Department with evidence satisfactory to it of such incapacity. If requested, such evidence will be in the form of a doctor’s certificate covering any period of absence in excess of 7 days. The Executive shall agree, if requested to a medical examination to be undertaken by the Company’s medical advisor and paid for by the Company.

Subject thereto the Company shall pay to the Executive his/her full salary hereunder (“Company Sick Pay”) in respect of the first thirty working days of his/her incapacity in any rolling period of 12 months, provided that whilst the Executive is entitled to be paid his/her full salary there shall be deducted there from any amounts receivable by the Executive under the provisions of the relevant social security legislation in force from time to time or by virtue of any sickness and/or accident benefit and/or medical health scheme operated or funded for the Executive’s benefit by or on behalf of the Company except insofar as any such amounts represent reimbursement of medical or nursing fees or expenses incurred by the Executive and the amount of any social security or sickness benefits to which the Executive may be entitled and the Executive shall make due claims for all amounts to which he/she is or may be entitled under the provisions of any of the said legislation, enactments or insurance schemes. Any Company Sick Pay thereafter shall be at the absolute discretion of the Company. Company Sick Pay includes any statutory sick pay to which the Executive may be entitled under the then prevailing rules of the statutory sick pay scheme.

12.2.	If the Executive’s absence should be occasioned by the actionable negligence of a third party in respect of which damages are recoverable, then the Executive shall:

(a)	notify the Company immediately of all the relevant circumstances and of any claim, compromise, settlement or judgment made or awarded in connection with it;

(b)	give to the Company such information concerning the above matters as the Company may reasonably require; and

(c)

if the Company so requires, refund to the Company any amount received by him/her from any such third party provided that the refund shall be no more than the amount which he/she has recovered in respect of remuneration.

13.	Termination with immediate effect

13.1.	The Company may terminate the Agreement with immediate effect and without payment in lieu of notice if the Executive:-

(a)

is guilty of gross misconduct. Gross misconduct includes but is not limited to any act of dishonesty committed in relation to the Executive’s duties, including the submission of false expenses claims; the wilful misuse or disclosure of the Company’s or any Group Company’s confidential information or other intellectual property; attempts to solicit the business of the Company’s or any Group Company’s customers for the purposes of a competing business; attempts to encourage employees to leave the Company or any Group Company; engaging in any form of sexual, racial or other harassment at work; attending work under the influence of alcohol or controlled drugs, or consuming or supplying controlled drugs and other illegal substances whilst at work; offering, promising or agreeing to make or receive any kind of bribe; or downloading pornographic or other offensive materials at work or onto equipment owned by the Company or any Group Company; or

(b)	is in the reasonable view of the Board guilty of gross negligence; or

(c)

acts in a way which in the view of the Board brings the Executive, the Company or any Group Company into disrepute, whether or not such act is directly related to the affairs of the Company or any Group Company; or

(d)

violates any share dealing rules in any Company policy on share dealing and/or enters into any transaction which contravenes the insider dealing provisions contained in the Criminal Justice Act 1993 or any other statutory provisions; or

(e)

becomes bankrupt, has an interim order made against him/her under the Insolvency Act 1986, or makes any composition or enters into any deed of arrangement with his/her creditors or the equivalent of any of these under any other jurisdiction; or

(f)	is convicted of a criminal offence (other than one carrying only a non custodial sentence or a driving offence).

13.2.

The Company may suspend the Executive on full pay pending the outcome of a disciplinary investigation or for health reasons. Whilst on suspension the Company may impose the same conditions as apply to employees on garden leave pursuant to clause 2.5.

14.	Amalgamation / Reconstruction

14.1.

In the event of the Company going into voluntary liquidation for the purpose of amalgamation or reconstruction, the Executive shall not by reason thereof or by reason of any termination of his/her employment hereunder arising or resulting there from have any claim for damages or otherwise for termination of his/her employment hereunder so long as the Executive shall be offered employment on terms no less favourable and in a position of similar status and responsibilities than those contained in this Agreement by any company succeeding to the whole or any part of the business or undertaking of the Company.

15.	Offices and Return of Company Property

(a)

upon the request of the Company, (including in the circumstances set out in clause 2.5 above), the Executive shall immediately resign from any directorships offices or appointments held by him/her in the Company or any Group Company and the Executive irrevocably authorises the Company in his/her name and on his/her behalf to execute all documents and do all things necessary to effect the resignations referred to in this sub-clause (a) in the event of his failure to do so; and

(b)

upon the request of the Company and in any event upon the termination of the Executive’s Employment, the Executive shall immediately deliver up to the Company all correspondence, documents, (including price lists, customer contracts, tenders and lists of customers and Potential Customers), specifications, papers and property belonging to the Company or any Group Company which may be in the Executive’s possession or under his/her control (including such as may have been made or prepared by or have come into the possession or under the control of the Executive and relate in any way to the business or affairs of the Company or any Group Company or of any supplier, agent, distributor or customer of any such company) and the Executive shall not without the written consent of the President & CEO retain any copies thereof.

16.	Confidentiality and Inventions

16.1.

The Executive shall neither during the Employment (except in the proper performance of his/her duties or with the express written consent of the President and CEO), nor at any time (without limit) after the termination of the Employment, except in compliance with an order of a competent court, or as required by law:

(a)	divulge or communicate to any person, company business entity or other organisation;

(b)	use for his/her own purposes or for any purposes other than those of the Company or any Group Company; or

(c)	through any failure to exercise due care and diligence, permit or cause any unauthorised disclosure of any Confidential Information.

These restrictions shall cease to apply to any information which shall become available to the public generally otherwise than through any breach by the Executive of the provisions of this Agreement or other default of the Executive. Further nothing in this Agreement shall prevent the Executive from making a “protected disclosure” under the Public Interest Disclosure Act 1998.

16.2.

The parties foresee that the Executive may make inventions or create other Intellectual Property in the course of his/her duties and agree that in this respect the Executive has a special responsibility to further the interests of the Company and any Group Company.

16.3.

Any invention, improvement, design, process, information, copyright work, computer program, trade mark, trade name or get-up, work or other output made, created or discovered by the Executive during the Employment (whether capable of being patented or registered or not and whether or not made or discovered in the course of the Employment) in conjunction with or in any way affecting or relating to the business of the Company or of any Group Company or capable of being used or adapted for use in or in connection with such business, together with all Intellectual Property subsisting therein, (collectively “Intellectual Property Rights”) shall be disclosed immediately to the Company and shall belong to and be the absolute property of the Company or such Group Company as the Company may direct, Save as otherwise provided by mandatory provisions of applicable law, the Executive hereby assigns to the Company with full title guarantee and by way of present assignment of future rights, all such copyright, database rights, design rights (and any other Intellectual Property capable of assignment by way of present assignment of future rights) which may fall within the definition of the Intellectual Property Rights absolutely for the full term of those rights.

16.4.	If and whenever required so to do by the Company the Executive shall at the expense of the Company or such Group Company as the Company may direct:

(a)

apply or join with the Company or such Group Company in applying for patent or other protection or registration in Finland, the United Kingdom and in any other part of the world for any Intellectual Property Rights; and

(b)

execute all instruments and do all things necessary for vesting all Intellectual Property Rights (including such patent or other protection or registration when so obtained) and all right, tide and interest to and in them absolutely, with full title guarantee and as sole beneficial owner, in the Company or such Group Company or in such other person as the Company may specify.

16.5.

The Executive irrevocably and unconditionally waives all rights in connection with his/her authorship of any existing or future copyright work in the course of the Employment, in whatever part of the world such rights may be enforceable, save as otherwise provided by mandatory provisions of applicable law.

16.6.

The Executive irrevocably appoints the Company to be his/her Attorney in his name and on his/her behalf to execute any such instrument or do any such thing and generally to use his/her name for the purpose of giving to the Company the full benefits of this clause, save as otherwise provided by mandatory provision of applicable law.

17.	Non-competition and non-solicitation obligations

17.1.	During the six month period immediately following the termination of the Employment, (less any period the Executive is excluded from the premises of the

Company pursuant to clause 2.5), the Executive shall not, without the prior written consent of the President and CEO, whether alone or jointly with or as principal, partner, agent, director, employee or assistant of or adviser, consultant or contractor to any other person, firm or corporation directly or indirectly in competition with any of the businesses or activities of the Company of any Group Company:

(a)

solicit away or seek to solicit away from the Company, (or any Group Company with which the Executive was involved in the last 12 months of the Employment), the services of any person, firm or company who or which at any time during the last twelve months of the Employment shall have been a supplier, agent or distributor of the Company or any Group

(b)	Company and with whom in each case, the Executive has had business dealings during the twelve months immediately preceding the termination of the Employment; or

(c)

solicit away, or seek to solicit away from the Company, (or any Group Company with which the Executive was involved in the last 12 months of the Employment), the business of, or have business dealings with, any customer or Potential Customer of the Company or such Group Company, with whom in each case, the Executive had business dealings in the last 12 months of the Employ went, or about whom the Executive is possessed of confidential information as at the date the Employment terminates;

(d)

solicit or induce or endeavour to solicit or induce any person, who on the date of termination of the Employment was a consultant, director, sales representative, manager, or any other senior employee of the Company or any Group Company with whom the Executive had dealings during the 12 months immediately preceding the date of termination of the Employment, to cease working for or providing services to the Company or such Group Company, whether or not any such person would thereby commit a breach of contract;

(e)

employ or engage or offer to employ or engage any person, who on the date of termination of the Employment was a consultant, director, sales representative, manager, or any other senior employee of the Company or any Group Company with whom the Executive had dealings during the 12 months immediately preceding the date of termination of the Employment, whether or not any such person would thereby commit a breach of contract.

17.2.

For the avoidance of doubt, none of the restrictions contained in clause 17.1 shall prohibit any activities by the Executive which are not in direct or indirect competition with any business being carried on by the Company or any Group Company at the termination of the Employment.

17.3.

Nothing in clause 17.1 shall preclude the Executive from holding (directly or through nominees) investments listed on Stock Exchanges as long as he/she does not hold more than 5 per cent of the issued shares or other securities of any class of any one company.

17.4.

At no time after the termination of the Employment shall the Executive directly or indirectly represent himself/herself as being interested in or employed by or in any way connected with the Company or any Group Company, other than as a former employee of the Company.

17.5.

The Executive agrees that, having regard to all the circumstances, the restrictions contained in this clause are reasonable and necessary for the protection of the Company or of any Group Company and that they do not bear harshly upon him/her and the parties agreed that:

(a)

each restriction shall be read and construed independently of the other restrictions so that if one or more are found to be void or unenforceable as an unreasonable restraint of trade or for any reason the remaining restrictions shall not be affected; and

(b)

if any restriction is found to be void but would be valid and enforceable if some part of it were deleted, that restriction shall apply with such deletion as may be necessary to make it valid and enforceable.

18.	Notice

18.1.

Any notice shall be duly served hereunder if in the case of service on the Company, it is handed to a Director of the Company or sent by recorded post to the Company at its registered office for the time being and if, in the case of service on the Executive, it is handed to him/her or sent by recorded post to him/her at his home address specified in this Agreement or such other address as he/she may notify to the Company under this clause.

19.	Former Service Agreements

19.1.

This Agreement shall be in substitution for any previous letters of appointment, agreements or arrangements (whether written, oral, express or implied) between the Company and the Executive and for any terms of employment previously in force between the Company and the Executive. The Executive acknowledges that he/she is not entering into this Agreement in reliance on any representation which is not expressly incorporated in this Agreement.

19.2.	The Executive acknowledges that he/she has no outstanding claims of any kind against the Company or any Group Company

20.	General

20.1.

The expiration or termination of this Agreement shall not prejudice any claim which either party may have against the other in respect of any pre-existing breach of or contravention of or non-compliance with any provision of this Agreement nor shall it prejudice the coming into force or the continuance in force of any provision of this Agreement which is expressly or by implication intended to or has the effect of coming into or continuing in force on or after such expiration or termination.

20.2.	This Agreement constitutes the written statement of the terms of employment of the Executive.

20.3.

A person who is not a party to this Agreement has no right to enforce any term of this Agreement but this does not affect any right or remedy of a third party which otherwise exists or is available to it.

20.4.	There are no collective agreements in force which affect the Employment.

20.5.

The Company has yet to implement a formal disciplinary or grievance procedure. As a matter of policy, if the Executive has any grievance relating to his/her employment, he/she should first notify the person to whom he/she reports in writing, who will then handle the matter, or delegate another senior manager to do so. If the Executive is dissatisfied with any disciplinary decision taken about him/her, he/she may appeal to Board of the Company which will delegate one or more of its members to hear the matter. This procedure is non-contractual and may be amended from time to time in the Company’s discretion.

20.6.

All communications, whether by telephone, email, fax, or any other means, which are transmitted, undertaken or received using Company property or on Company premises will be treated by the Company as work related and are subject to occasional interception, recording and monitoring without further notice. The Executive should not regard any such communications as private. Interception, recording and monitoring of communications is intended to protect the Company’s business interests, for example but without limitation, for the purposes of quality control, security of communication and IT systems, record-keeping and evidential requirements, detection and prevention of criminal activity or misconduct and to assist the Company to comply with relevant legal requirements. Monitoring may also be required if the Executive is absent from work, so that his work can be properly attended to. Such interception, recording and monitoring will not be undertaken for prurient interest. Intercepted communications may be used as evidence in disciplinary or legal proceedings, including in any such action against the Executive. By transmitting, undertaking or receiving communication using Company property or on Company premises, the Executive consents to the above terms.

21.	Interpretation

21.1.	The headings to the clauses are for convenience only and have no legal effect.

21.2.	In this Agreement:

“Confidential Information” includes but is not limited to the following in relation to the Company and/or any Group Company: details of suppliers and their terms of business, details of customers and their requirements, the prices charged to and terms of business with customers, marketing plans and sales forecasts, financial information, results and forecasts (save to the extent that these are included in published audited accounts), any proposals relating to the acquisition or disposal of a company or business or any part thereof within the Group, or by the Company or any Group Company, or to any proposed expansion or contraction of the activities of any company within the Group, details of employees and officers and of the remuneration and other benefits paid to them, trade secrets information relating to research activities, inventions, secret processes, designs, formulae and product lines, any information which is treated as confidential or which the Executive is told or ought reasonably to know is confidential and any information which has been given to the Company or any Group Company in confidence by customers, suppliers or other persons.

“Group” shall mean the Company and the Group Companies.

“Group Company” shall mean any subsidiary (including without limitation Biotie Therapies GmbH) for the time being of the Company.

AND references to “Company” shall where not inconsistent with the context include a reference to any relevant Group Company.

“Potential Customer” shall mean any person (whether an individual, company, firm or other business or organisation) with whom the Company or any Group Company is in negotiations, or to whom the Company or any Group Company has submitted a tender or proposal for the supply of the Company’s or any Group Company’s products and services. It shall not include any such person, who, without direct or indirect solicitation on the part of the Executive, has notified the Company or relevant Group Company that it does not wish to transact business with the Company or relevant Group Company.

22.	Choice of Law and submission to jurisdiction

22.1.	This Agreement shall be governed by and interpreted in accordance with English law.

22.2.	This Agreement may be enforced by the Executive or by the Company in any court of competent jurisdiction.

ON BEHALF OF THE COMPANY
Signed as a deed and delivered by the	)
Company acting by	)

/s/ Timo Veromaa
Timo Veromaa PRESIDENT & CEO

BY THE EXECUTIVE
Signed as a deed and delivered by the	)
Executive in the presence of:	)

/s/ David Cook
DAVID COOK EXECUTIVE

Witness

Signature Wanda Frances

Name /s/ Wanda Frances

Address 216 Woluerton Blakelands MK14 5AB